Exhibit 4.11

Summary of Economic Terms

Lender:  Bank Hapoalim B.M.

Borrower:  Eltek LTD

Principal	1,680,000
Loan Currency	NIS
Term	Long term loan until 30/6/2014
Interest payment	Monthly
Principal payment	Monthly starting 31/7/2010
Interest rate	Prime+2%

Date: 27/4/2014

Messrs
Bank Hapoalim B.M.

Dear Sir/Madam,

Re: Irrevocable Undertaking

Whereas
We, the undersigned, Eltek Ltd., incorporation no. 520042953 (hereinafter: the "Company") have received and/or are likely to receive from Bank Hapoalim B.M. (hereinafter: the "Bank") from time to time credit, documentary credit, various loans, overdrafts in a current account, in a current loan account or other account, deeds of indemnity and guarantees for us and/or for third parties and/or for others at our request and/or at the request of third parties, bill discounting, grant of extensions and various banking alleviations and various other banking services (hereinafter, all jointly and severally: the "Banking Services") under the terms and conditions which have been and/or shall be agreed upon from time to time in respect of each such Banking Service;

Now therefore, we hereby warrant and covenant to the Bank that for as long as we shall owe the Bank any amount in respect of the Banking Services under the terms and conditions which have been and/or shall be agreed upon from time to time in respect of each such Banking Service, the following shall apply:

1.	Definitions

Save and except if expressly stated otherwise, the following terms contained in this Irrevocable Letter of Undertaking shall have the meanings set forth beside them:

1.1	"Breach Event"	-
Meaning: Any event upon which occurrence the Bank may demand immediate repayment of the above amounts or any part thereof in accordance with this letter and/or any of the other documents which were and/or shall be signed in favor of the Bank by the Company;

1.2	"Interested Party"	-	As defined in the Securities Law;

1.3	"Related Party"	-
Meaning: With respect to any person, any other person: controlling him, controlled by him or controlled by a person who controls him;
For the purpose of this paragraph, the term "control" – as defined in the Securities Law; and the terms "controls", "to control", "controlled by", etc. shall be construed accordingly; the term "person" means including a body of persons, whether or not a body corporate;

1.4	"Body in a Related Group"	-
Meaning: With respect to a particular company, a shareholder who is an Interested Party in the company or a body related to such shareholder or a Related Party of such shareholder or of such related body, or a Relative of any of them;

1.5	The "Financial Statements"	-
The consolidated annual and/or quarterly financial statements of the Company, prepared in accordance with GAAP, which shall include a balance sheet (statement of financial position), profit and loss account (statement of comprehensive income), statement of cash flows, statement of changes in shareholders' equity and notes to each of the above accounts which are required in accordance with GAAP. The annual Financial Statements of the Company shall be audited and the quarterly statements shall be in the earnings release format, as posted on the Company's website as at the date of this letter;

1.6	"Shareholders' Equity"	-
Meaning, with respect to each date referred to, respectively, the capital of the Company in its meaning according to GAAP, all as reported in the Financial Statements of the Company, for the period ended on the date being referred to;

1.7	"Tangible Shareholders' Equity"	-	Meaning: Shareholders' Equity less intangibles (e.g. goodwill, copyrights, patents, trademarks, trade names, etc.);

1.8	The "Companies Law"	-	The Companies Law, 1999, including those parts of the Companies Ordinance, 1983, which were not repealed in the Companies Law;

1.9	"Debt Service Ratio"	-	the quotient resulting from the division of the EBITDA by the Debt Service;

1.10	"GAAP"	-	Accounting principles applying to the Company by law, as in effect from time to time;

1.11	"Tangible Balance Sheet"	-	Meaning: The Company's total balance sheet (statement of financial position) less intangibles (e.g. goodwill, copyrights, patents, trademarks, trade names, etc.);

1.12	The "Above Amounts"	-
Meaning: With respect to a particular date, the total outstanding principal amount of each Banking Service as well as interest of any and all kinds, expenses (including expenses of exercise and institution of collection proceedings), commissions and all other payments of any and all kinds, which the Company owes and/or shall owe to the Bank in connection with any of the Banking Services or any part thereof, under the terms and conditions which have been and/or shall be agreed upon from time to time in respect of each such Banking Service;

1.13	"On the Basis of Full Dilution:	-
Meaning: On the basis of the assumption that all options, convertible capital notes, convertible loans, convertible securities and all promises of such securities of any and all kinds, which were fully exercised or (as the case may be) converted into shares;

1.14	"Relative"	-	Meaning: As defined in the Companies Law;

1.15	"Quarter"	-	Meaning: Calendar quarter, i.e. January 1 to March 31 (inclusive); April 1 to June 30 (inclusive); July 1 to September 30 (inclusive); and October 1 to December 31 (inclusive);

1.16	"Structural Change"	-
Meaning: Merger or split (in the meaning of these terms in Part 5B of the Income Tax Ordinance [New Version] or in the Companies Law (including consolidation and reorganization) as well as any and all acts of similar outcome with respect to a partnership or organization incorporated outside of Israel, including acts resulting in the acquisition of the assets and liabilities, in whole or in part, of another corporation outside the ordinary course of business (including a compromise or arrangement in accordance with sections 350 and 351 of the Companies Law) or the transfer of assets or receipt of assets in consideration for shares or other securities or other rights in a corporation (whether in one transaction or in a series of transactions), provided, however, that the total value of the assets and/or liabilities being acquired from the Company by others or transferred by the Company to others or which the Company shall acquire or receive from others, as the case may be, is more than 5% of the value of the assets or liabilities, respectfully, as set forth in the Company's most recent Financial Statements;

1.17	"Change of Control"	-
A transaction as a result of which the holdings of the holders of the controlling interest (as defined below) (directly and indirectly, including jointly with the holdings of other shareholders, which for the purpose of the Securities Law are deemed "joint holders" with any of the holders of the controlling interest) in the shares of the Company shall be less than a cumulative holding rate of 50.01% of the voting rights in the Company, provided, however, that there shall be another shareholder in the Company whose holdings in the shares of the Company (directly and indirectly, including jointly with the holdings of other shareholders which are not the holders of the controlling interest, which for the purpose of the Securities Law are deemed "joint holders" with the other shareholder) are of a rate that is higher than the rate of the holdings (directly and indirectly, including jointly with the holdings of other shareholders, which for the purpose of the Securities Law are deemed "joint holders" with any of the holders of the controlling interest) of the holders of the controlling interest in the shares of the Company at such time.
In this clause, "Holders of the Controlling Interest": Nistec Ltd. or any company controlled by Nistec Ltd., or Mr. Isaac Nissan or any other company under his control.
For the purpose of this paragraph, the term "control" – as defined in the Securities Law; and the terms "controls", "to control", "controlled by", etc. shall be construed accordingly;

1.18	"Debt Service"	-
the accumulated interest expense amount that the Company pays based on the most recent annual financial statements  in addition to the payment of bank commissions and the current maturities of long-term debt that the Company was due to pay during the calendar year to which the financial statements apply.

1.19	"Receipt"	-
Meaning: In regard to a company, any of the following: (a) a dividend, as defined in the Companies Law, and any and all declarations or payments of such dividends, any distribution (including a distribution as defined in the Companies Law) or other similar payment (in cash or in kind or in any other manner) with respect to its share capital, including the distribution of bonus shares and/or any other shares which shall be issued and/or distributed, if issued or distributed, in respect of, in connection with and/or in lieu of the shares of any company; (b) self-acquisition of shares, redemption or return of its shares or the financing of any of these actions; (c) any payment (principal, interest, linkage differentials or other payments of any and all kinds) on account of a debt made by its shareholder (including by way of setoff); (d) transfer of assets of a value of more than 10% of the total assets of the company at such time and/or the award of any benefit and/or the acquisition of assets from a Body in a Related Group, not including such acquisition at market value; and – (e) an undertaking to perform any of such actions; all – directly or indirectly;

1.20	"EBITDA"	-
means, the aggregate net profit of the company, before deductions/appreciations (including depreciation or appreciation of assets, inventory and goodwill), depreciation expenses, financing expenses and tax expenses (whether current taxes or changes in deferred taxes). The above-mentioned accounting data shall be set according to the financial statements of the company, provided that if such data is not detailed in the financial statements, the Company shall, at the bank's request, provide the bank with a statement in respect of this data, certified by the Company's independent auditor.

2.	Ownership, Change of Control and Structural Change

2.1
We hereby warrant that our Holders of the Controlling Interest and the ratio of their holdings in our shares (on the Basis of Full Dilution and other than on the Basis of Full Dilution) are as set forth in Annex 2.1, which is attached to this Letter of Undertaking.

2.2	We hereby covenant not to make any Structural Change in the Company, all in relation to the situation on the date of our signing this letter, without receiving the Bank's advance written consent.

2.3
Without derogating from the generality of the foregoing in this letter, we hereby agree that in a case of occurrence a Change of Control without receiving the Bank's advance written consent this shall constitute a Breach Event, and the Bank shall be entitled to demand the immediate payment of the Above Amounts or any part thereof and to avail itself of all means it deems fit for the collection thereof.

3.	Prohibition on the creation of liens and giving of guarantees

3.1
We hereby warrant that as at the date of signing of this letter we have not created any pledge and any lien of any and all kinds on any of our assets, and we have not given any guarantee in favor of any third party, nor have we undertaken to create any pledge and/or lien and/or give any guarantee as aforesaid, save and except to equipment vendors which financed the purchase of fixed equipment and save and except to banks which have extended various forms of credit to us, and save and except for a guarantee to a partner in Kubatronik, a subsidiary of the Company, with respect to a put option held by such partner for the sale of his holdings in Kubatronik to the Company.

3.2
We hereby warrant that as at the date of signing of this letter: (1) no guarantee and/or collateral has been given to any third party (personal or asset) on behalf of a Body in a Related Group and/or on behalf of any other party to secure any obligations and liabilities of the Company; and (2) we and/or a Body in a Related Group and/or any other party have not undertaken to deliver to any third party such guarantee and/or collateral, save and except for a guarantee to a partner in Kubatronik, a subsidiary of the Company, with respect to a put option held by such partner for the sale of his holdings in Kubatronik to the Company.

3.3
We hereby covenant not to pledge and not to attach any of our assets, whether existing at present or which shall exist at any time in the future, in whole or in part, in any form or manner and for any purpose or for any reason, in favor of any third party, outside the ordinary course of business, and not to give any guarantee in favor of any third party outside the ordinary course of business, and we hereby further covenant not to undertake in any form or manner to give and/or create a pledge and/or lien and/or give a guarantee as provided above outside the ordinary course of business, all without receiving the Bank's advance written consent thereto.

3.4	In sub-clauses 3.1 to 3.3 above:

The term "asset" means any and all assets and rights of the Company, including land, movables and rights of any and all kinds, chose in possession or chose in action, and also including the Company's unissued share capital and its goodwill.

The term "pledge" shall have the meaning determined in the Pledge Law, 1967.

The term "pledge" and/or "lien" means, including assignment of rights by way of pledge, but not including a negative pledge.

3.5
Notwithstanding the provisions of sub-clause 3.3 above, we shall be entitled to create a fixed charge/s on a new asset/s that shall be acquired by us, only in favor of the party which finances, in whole and/or in part, the acquisition of the asset which is subject to the fixed charge, provided, however, that -

3.5.1	The charge document shall be set in the amount of the financing which shall be extended to us for the purpose of acquiring the charged asset.

3.5.2
We shall not sign the abovementioned charge document unless it includes an express paragraph determining that such charge shall be deemed null and void immediately upon repayment of the financing extended for the acquisition of the charged asset.

3.6
Notwithstanding the provisions of sub-clause 3.3 above, we shall be entitled to create a pledge and/or lien and/or to give a guarantee as provided above, without the Bank's advance consent, provided, however, that -

3.6.1	Such pledge and/or lien and/or guarantee shall be exclusively to a financial corporation that shall extend various forms of credit to us, from time to time and against the receipt of such credit;

3.6.2	The pledge and/or lien and/or guarantee shall be to all financial corporations that shall extend credit to us and shall be limited to the amounts of credit they shall extend to us.

4.	Sale and acquisition of assets

4.1
We hereby covenant that we shall not sell and/or assign and/or transfer and/or lease and/or rent any of our material assets or any of our material rights, of any and all kinds, as they are at present and as they shall be in the future, under our ownership and/or in our possession (including an undertaking to do so), outside the ordinary course of business and for full consideration, to any other party/parties including a Body in a Related Group, without the Bank's advance written consent thereto.

4.2	We hereby covenant that we shall not materially change the nature of our business without receiving the Bank's advance written consent thereto.

5.	Legal proceedings

5.1
We hereby covenant to inform the Bank in writing of any action or legal proceeding of any and all kinds that were filed or have been initiated against us in a court of law, tribunal or quasi-judicial body, including arbitration or quasi-arbitration, whether they are held in Israel or abroad, in an amount of more than NIS 2,000,000.

5.2	The reporting date to the Bank for the purpose of this clause is within 5 business days from the day whereon we learned of the filing of the action or the institution of the proceeding against us.

6.	Submission of reports and information

6.1
We hereby covenant that within 120 days from December 31st of each year, we shall deliver to the Bank our annual Financial Statements as at December 31st of the prior year in full, all in accordance with requirements according to GAAP, such statements having been audited by a certified external auditor, independent of the Company, and prepared in accordance with GAAP.

We hereby further covenant that within 60 days from the last day of each Quarter, we shall deliver to the Bank the publication of our financial position as at the last day of that Quarter, from the Financial Statements (the NASDAQ press release).

6.2
We hereby covenant that within 60 days from the end of each Quarter we shall deliver to the Bank a report which includes an inventory report and an aged accounts receivable report, statement of cash flows and total bank credit, detailed according to items as set forth in Annex 6.2, which is attached to this Letter of Undertaking.

6.3
Additionally and without derogating from all of the foregoing, we hereby covenant to deliver to the Bank a copy of every report, statement and document we are required to deliver to the SEC and of every document delivered to it, concurrently with delivery thereof to the SEC. Notwithstanding the foregoing, it is agreed that information and documents which were included in the immediate reports to be published via EDGAR shall be deemed to have been delivered to the Bank.

7.	Grant/repayment of shareholders' loans

We hereby covenant not to grant any loans to the holders of the controlling interest, current or future, and/or to companies or corporations controlled by any of their number, provided, however, that they are not companies or corporations controlled by the Company, and not to repay in any manner (in cash or in kind, or in any other manner including by way of setoff) current and/or future shareholders' loans to the holders of the controlling interest, at any time (including principal, interest, linkage differentials) for as long as we have not repaid the Above Amounts to the Bank in full, without the Bank's advance written consent thereto.

8.	Distribution/payment of Receipt

We shall be entitled to make, to resolve to make and to declare any distribution of Receipt to a Body in a Related Group, without receiving the Bank's advance written consent thereto, for as long as all of the following preconditions are fulfilled on the date of declaring the distribution and on the distribution date:

8.1
We shall not be aware of any Breach Event (without taking into account waiting or cure periods), also following the distribution/payment of Receipt. We shall bear the burden of proof of the date whereon we learned of the breach.

8.2
Distribution, as defined in the Companies Law, shall fulfill the profit criterion and the ability-to-pay criterion in their meaning in section 302 of the Companies Law, and the Bank has been given the Board of Directors of the Company's confirmation of this. For the avoidance of doubt, it is understood that the Company shall not be entitled to make a distribution which does not fulfill the profit criterion in its meaning in the Companies Law, other than with the Bank's advance written consent.

9.	Changes in financial position

9.1	We hereby covenant to maintain each of the financial ratios as they are reported in our Financial Statements, at any and all times and from time to time, as follows:

The financial ratios shall be examined in accordance with the annual Financial Statements of the Company as at December 31st of that year.

9.1.1	The Tangible Shareholders' Equity of the Company shall be no less than 17% of the Company's total Tangible Balance Sheet.

9.1.2	The Tangible Shareholders' Equity of the Company shall be no less than an amount of US$4,500,000 (Four Million Five Hundred Thousand US Dollars).

9.1.3	The Company's debt service ratio – shall at no time be less than 1.5.

It is agreed that for the purpose of calculating the Shareholders' Equity, changes in the capital reserve arising from translation differences in relation to said capital reserve, as recorded on the balance sheet as at December 31, 2013, shall not be taken into account.

9.2
For the avoidance of doubt, breach of our undertaking to comply with the financial ratios set forth in clause 9.1 above (hereinafter: the "Financial Ratios") means – breach of any of the undertakings set forth in the sub-clauses of clause 9.1 above.

9.3
We are aware that the Financial Ratios are based on current accounting standards and GAAP which were applied in our most recent Financial Statements. The implementation of standards and/or accounting principles which differ from those on which basis the most recent Financial Statements were prepared in our Financial Statements, including IFRS, accounting standards in Israel and/or in the USA (hereinafter: "New Standards") may lead to changes having an impact on the Financial Ratios. At any and all times when the Bank becomes aware that the changes which have been and/or are about to be caused in our Financial Statements as a result of the implementation of New Standards are material and so require, the Bank shall be entitled, following consultation with us and subject to our consent, to formulate adjustments to the Financial Ratios in order to adapt them to such changes with the aim of aligning them with the original financial purpose on which basis the Financial Ratios were established (hereinafter: the "Amended Financial Ratios"). Where the Bank, following consultation with the Company and receipt of its consent, has formulated Amended Financial Ratios, these shall be binding upon us from the date of delivery of the Bank's notice in regard to the Amended Financial Ratios. Where the parties fail to reach an agreement with respect to the Amended Financial Ratios, the Bank shall be entitled to demand repayment of the amounts owed to the Bank within 120 days.

9.4
In any case where we shall undertake, if and insofar as we shall undertake, to another third party to comply with any financial ratios (hereinafter: "Undertaking to a Third Party"), and the Undertaking to a Third Party shall contain terms and conditions which differ from and/or are additional to the terms and conditions set forth in this letter with respect to compliance with Financial Ratios as set forth above, we covenant to inform the Bank thereof immediately, and at the Bank's request, we shall agree to the amendment of this letter in such manner that the terms and conditions hereof shall also include such different and/or additional terms and conditions.

10.	Breach of undertakings

In any case where we shall breach or fail to comply with any of our undertakings to the Bank in accordance with this Letter of Undertaking, or should it transpire that any warranty or acknowledgement among our warranties or acknowledgements contained in this letter is incorrect or inaccurate, this shall be deemed a Breach Event and the Bank may demand immediate payment of the Above Amounts or any part thereof and avail itself of all means it deems fit for the collection thereof. In any such case as provided above, save and except for cases of Structural Change and Change of Control, the Bank shall inform the Company of its intention to demand immediate repayment of the credit in accordance with this clause, and shall enable the Company to cure the breach within 10 days (hereinafter: "Cure Period"). A breach in which respect a Cure Period was granted and was cured during the Cure Period shall not be deemed a breach for the purpose of this clause. Notwithstanding the provisions of this clause above, the Bank shall be exempt from giving notice prior to demanding immediate payment and/or from waiting until the end of notice period in any case where the Bank is of the view, at its discretion, that giving notice and/or waiting until the end of the notice period may impair any of its rights and/or derogate from the possibility of demanding immediate repayment of the Above Amounts and/or availing itself of the means for the collection thereof.

11.	Waivers

A waiver to us by the Bank of a prior breach or of the non-fulfillment of one or more of our undertakings to the Bank, whether such undertaking is included in this letter or is or shall be included in any other document, shall not be deemed justification or a pretext for a further non-fulfillment of any such condition or undertaking, and abstention by the Bank from making use of any right granted to it in accordance with this undertaking or under any other document or by law shall not be deemed a waiver by the Bank of such right.

12.	General

12.1
Our obligations to the Bank in accordance with the documents that were and/or shall be signed by and/or for us in favor of the Bank for the provision of the Banking Services and/or in accordance with the collateral documents securing them shall at all times rank pari passu in the right to and priority in payment with all our other non-inferior obligations, at present or in the future (save and except for obligations which, according to the law, have unconditional priority over other obligations).

12.2	The Preamble to this Letter of Undertaking and the Annexes attached hereto form an integral part hereof and are among the terms and conditions hereof.

12.3	The captions of the clauses in this letter were included herein for the reader's convenience alone and shall not be taken into consideration for the purpose of its construction.

12.4
The provisions of this letter are in addition to and shall not derogate from and/or supersede any other obligation we have undertaken to the Bank and/or in favor of the Bank in any other document, whether made before or after this letter.

12.5	The provisions of this letter shall not be construed in such manner as to obligate the Bank to provide us and/or third parties with the Banking Services or any part thereof.

13.	Suspending condition

This Letter of Undertaking shall be effective commencing on the date of signing hereof by the Company, but subject to the approval of the board of directors of the Company, which has not yet been received. Upon the entry into effect of this Letter of Undertaking the Company's prior letter of undertaking to the Bank of December 13, 2012 (hereinafter: the "Prior Letter of Undertaking") shall expire. Accordingly, it is hereby clarified that if this Letter of Undertaking shall not be approved by the board of directors of the Company by April 30, 2014, commencing on May 1, 2014 this Letter of Undertaking shall expire and the Company shall again be bound by all provisions of the Prior Letter of Undertaking.

IN WITNESS WHEREOF WE HAVE SIGNED ON THE 27th DAY OF APRIL, 2014.

- duly signed __________________________ Eltek Ltd.